KELSO TECHNOLOGIES INC.

MANAGEMENT DISCUSSION & ANALYSIS

THREE MONTHS AND NINE MONTHS ENDED

September 30, 2024

(Expressed in US Dollars unless otherwise indicated)

Kelso Technologies Inc. Management Discussion and Analysis Three Months Ended September 30, 2024 (Expressed in US Dollars unless otherwise indicated)

MANAGEMENT DISCUSSION AND ANALYSIS

HIGHLIGHTS:

• In Q3-2024, revenue decreased by 20% to $2.52 million compared to $3.14 million in Q3-2023, resulting in a net loss of $361,800. However, this net loss represents an improvement from Q2-2024, where the net loss was $544,927, primarily due to new management's focus on expense reduction strategies.

• Kelso continues to maintain above industry average gross profit margin of 44% due to the maintenance of production effectiveness and efficiencies stemming from per order-based pricing models.

• The third quarter of 2024 was a challenging period for the Company, due to ongoing market weakness in tank car demand. The Company's focus remains towards sustainable revenue growth.

• Kelso remains focused on management of its operations to align with reductions in revenue. Quarter-over-quarter improvement in expenses relative to revenue showed three months ending September 30, 2024 relative expenses to revenue was 58% versus the prior quarter of 65%. Management remains committed to cost controls to effectively work within its means for efficient operations.

• Frank Busch was appointed interim Chief Executive Officer. As well as the appointments of Sameer Uplenchwar as the Chief Financial Officer, and Maureen O'Hanley-Doucette as Corporate Secretary.

• Management is continuing to focus its attention on increasing shareholder value by reducing expenses associated with the KXI HD system (KXI) and will continue with the previously announced KXI strategic review to maximize shareholder value.

• Subsequent event to the quarter-end, Kelso's US subsidiary secured a line of credit amounting to $500,000 from Texas Capital Bank.

GENERAL

The following management discussion and analysis ("MD&A") of the operations and financial condition of Kelso Technologies Inc. (the "Company" or "Kelso") provides an overview of significant developments that have affected the Company's performance during the three months ended September 30, 2024. It should be read in conjunction with the unaudited interim consolidated financial statements of the Company together with the related notes thereto for the three months ended September 30, 2024.

The unaudited interim consolidated financial statements for the three months ended September 30, 2024 referred to in this MD&A have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"). The following MD&A and the Company's unaudited interim consolidated financial statements were approved by the Audit Committee on and the Board of Directors on October 16, 2024.

All amounts herein are expressed in United States dollars (the Company's functional currency) unless otherwise indicated.

Kelso Technologies Inc. Management Discussion and Analysis Three Months Ended September 30, 2024 (Expressed in US Dollars unless otherwise indicated)

NON-IFRS FINANCIAL MEASURES

In addition to the results reported in accordance with IFRS, the Company uses one non-IFRS financial measure known as "Adjusted EBITDA". Adjusted EBITDA is not recognized under IFRS, as a supplemental indicator of the Company's operating performance and financial position. This non-IFRS financial measure is provided to enhance the user's understanding of the Company's historical and current financial performance and its prospects for the future. This data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The following discussion explains the Company's use of "Adjusted EBITDA".

References to Adjusted EBITDA in this MD&A refer to net earnings from continuing operations before interest, taxes and tax recoveries, amortization, deferred income tax recovery, unrealized foreign exchange losses, non-cash share-based expenses (Black-Scholes option pricing model) gain on revaluation of derivative warrant liability, and write-off of inventory assets. Adjusted EBITDA is not an earnings measure recognized by IFRS and does not have a standardized meaning prescribed by IFRS. Adjusted EBITDA is an alternative measure in evaluating the Company's business performance and Management believes it better reflects the Company's operational performance. Readers are cautioned that Adjusted EBITDA should not be construed as an alternative to net income as determined under IFRS; nor as an indicator of financial performance as determined by IFRS; nor a calculation of cash flow from operating activities as determined under IFRS; nor as a measure of liquidity and cash flow under IFRS. The Company's method of calculating Adjusted EBITDA may differ from methods used by other issuers and, accordingly, the Company's Adjusted EBITDA may not be comparable to similar measures used by any other issuer. Adjusted EBITDA is the only non-GAAP figure disclosed in this management discussion (See page 4 for reconciliation).

LEGAL NOTICE REGARDING FORWARD-LOOKING STATEMENTS

This MD&A contains "forward-looking statements" within the meaning of applicable securities laws that reflect the Company's current expectations, forecasts and assumptions. Generally, forward looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words or phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved. Forward-looking statements in this MD&A include, but are not limited to, statements with respect to: new rail tank car production tracking replacement demand; revenue streams from rail tank car operations improving slowly over the upcoming years when new product offerings gain final Association of American Railroads ("AAR") regulatory approvals; longer term adoption of new product developments by the rail industry; increasing sales volume from newly developed products for a wider variety of rail tank car applications; expectations for capital resources and operations to continue the Company's ability to conduct ongoing business as planned for the foreseeable future; the strategic focus and obtaining full AAR approvals in 2024 for the entire portfolio of rail pressure car products to better grow the Company's financial performance; the Company's core branding coming to fruition in 2024; significant growth opportunity in the near future; generating minimal exceedance revenue from motivated customers; revenue growth opportunities; the ability of the Company to exploit its growing competitive advantages in the rail industry; becoming the primary, high quality valve supplier and fully servicing the rail tank car market; the Company's comprehensive proprietary protection program for additional protectable full automation ADAS developments; timing of the grant of the Canadian Patent on the Method technologies; growing future revenues from specialized automotive markets; being on course for new value creation; the commercialization of Kelso's new products; and growing equity value from financial performance generated from a wider range of new proprietary products.

Such forward looking statements involve a number of known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results expressed or implied by such forward looking statements.

Although Kelso believes the Company's anticipated future results, performance or achievements expressed or implied by the forward-looking statements are based upon reasonable assumptions and expectations, they can give no assurance that such expectations will prove to be correct. The reader should not place undue reliance on forward-looking statements as such statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Kelso to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements. Such risks and uncertainties include, without limitation; the economic condition of the railroad industry, which is affected by numerous factors beyond the Company's control (including slow sales cycles, creation and adoption of new technologies, the existence of present and possible government regulation and competition); the risk that the Company's products may not work as well as expected; the Company may not be able to break in to new markets because such markets are served by strong and embedded competitors or because of long-term supply contracts; the Company may not be able to grow and sustain anticipated revenue streams; the Company may have underestimated the cost of product development and the time it takes to bring products to market; the Company may not be able to finance the Company's intended product development; that Management may not be able to continue to initiate new product strategies to secure a more reliable growth of financial performance in the future; that testing results for new products may reveal that some or all products being developed are technologically or economically infeasible for market development and may be dropped; that the Company's products may not sell as well as expected, and competitors may offer better or cheaper alternatives to the Company's products; the Company's technologies may not be patentable, and if patents are granted, the Company may not be able to protect the Company's investment in intellectual property if the Company's patents are challenged; the Company's intended technologies may infringe on the intellectual property of other parties; the Company may not have any parties interested in licensing the Company's technology as expected and certain other risks detailed from time-to-time in Kelso's public disclosure documents.

Kelso Technologies Inc. Management Discussion and Analysis Three Months Ended September 30, 2024 (Expressed in US Dollars unless otherwise indicated)

Although the Company has attempted to identify important risk factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that could cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements.

Accordingly, readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made. Readers are advised to consider such forward-looking statements in light of the risks set forth in the certainties section of this MD&A (Page 17). The Company does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws. Additional information about the Company and Kelso's business activities is available under the Company's profile on SEDAR at www.sedar.com in Canada and on EDGAR at www.sec.gov in the United States or the Company's website at www.kelsotech.com and www.kxiwildertec.com.

DATE OF REPORT

October 16, 2024

Kelso Technologies Inc. Management Discussion and Analysis Three Months Ended September 30, 2024 (Expressed in US Dollars unless otherwise indicated)

SUMMARY OF FINANCIAL RESULTS FOR THE THIRD QUARTER ENDED SEPTEMBER 30, 2024

Three months ended September 30	2024	2023
Revenues	$2,523,282	$3,138,137
Gross profit	$1,113,199	$1,421,248
Gross profit margin	44%	45%
Adjusted EBITDA (loss)	$(297,751)	$(36,142)
Net income (loss)	$(361,800)	$(102,723)

Nine months ended September 30	2024	2023
Revenues	$8,067,477	$7,750,557
Gross Profit	$3,582,797	$3,300,370
Gross profit margin	44%	43%
Adjusted EBITDA (loss)	$(1,051,657)	$(1,216,008)
Non-cash expenses	$253,016	$26,676
Taxes	$(236,923)	$(104,898)
Net income (loss)	$(1,605,482)	$(1,936,518)
Basic earnings (loss) per share	$(0.03)	$(0.04)

Liquidity and Capital Resources	September 30, 2024	December 31, 2023
Working capital	$3,133,530	$5,026,580
Cash	$410,416	$1,433,838
Accounts receivable	$1,124,535	$1,065,411
Net Equity	$7,114,767	$8,720,248
Total assets	$9,620,226	$9,703,271
Common shares outstanding	54,443,422	54,443,422

*  2023 Includes termination settlement of $465,360 which was a cash expense. If excluded then Adjusted EBITDA would be $(674,771)

Readers are cautioned that Adjusted EBITDA (Loss) should not be construed as an alternative to net income (loss) as determined under IFRS; nor as an indicator of financial performance as determined by IFRS; nor a calculation of cash flow from operating activities as determined under IFRS; nor as a measure of liquidity and cash flow under IFRS. The Company's method of calculating Adjusted EBITDA may differ from methods used by other issuers and, accordingly, the Company's Adjusted EBITDA may not be comparable to similar measures used by any other issuer.

CORPORATE OVERVIEW

Kelso is a diverse product engineering company that specializes in the research, development, production and distribution of proprietary equipment used in various transportation applications. Over the past decade the Company's reputation has been earned as a developer and reliable supplier of high-quality rail tank car equipment used in the handling and containment of hazardous and non- hazardous commodities during transport.

All Kelso products are developed with emphasis on economic and operational advantages to customers while mitigating the impact of human error and environmental releases. The Company offers specialized rail tank car and truck tanker equipment, no-spill fuel loading systems, first responder emergency response equipment.

Kelso Technologies Inc. Management Discussion and Analysis Three Months Ended September 30, 2024 (Expressed in US Dollars unless otherwise indicated)

The Company has firmly established itself as a leading North American producer and supplier of specialized rail tank car equipment. The Company's core rail tank car products include pressure relief valves, top ball valves, vacuum relief valves and bottom outlet valves as well as a proprietary one-bolt manway. These products provide some of the key elements of a rail tank car's structure to ensure the safe handling and containment of hazardous materials during transport. With a solid history of innovative technology solutions and a reputation anchored by the reliability of supply, the Company serves many of North America's largest tank car builders and shippers with a wide range of custom engineering and production services.

The Company's common shares are publicly traded on the Toronto Stock Exchange ("TSX") under the trading symbol "KLS". The Company first listed on the Toronto Stock Exchange on May 22, 2014 and on the NYSE American Exchange on October 14, 2014. On March 5, 2024 the Company announced that it had notified the NYSE American of its intention to voluntarily delist its common shares ("Shares") from the NYSE American, which occurred on March 25, 2024. The Shares continue to trade on the TSX.

The Company operates in combination with the Company's wholly owned subsidiaries Kelso Technologies (USA) Inc, KIQ X Industries Inc., Kel-Flo Industries Inc. (formerly Kelso Innovative Solutions Inc.), KIQ Industries Inc. and KXI™ Wildertec™ Industries Inc.

Kelso Technologies (USA) Inc (Kelso Rail)

Kelso is working to become a leading developer and supplier of a wide range of rail tank car valves and equipment designed primarily for use in the hazmat shipment market. The Company's valves help shippers safely deliver hazmat commodities wherever they need to go in North America. Customer-driven product development and business strategies now bring Kelso's unique competitive advantages with customers as Management pursues the Company's goals of positive financial performance for years to come.

The Company keeps rail products smart, simple and focused on customer needs. Kelso concentrates on sound business fundamentals, operational practices, adjusted EBITDA returns and careful capital management. Today, the Company invests in customer driven co-engineered product development to improve the probability of market adoption as it relates to rail specific products. Management monitors industry trends and regulated technology requirements, as well as select consideration of potential R&D projects that could be benefit the Company's future revenue streams.

Currently the Company offers a wide range of proprietary valves and other specialty equipment for rail tank cars and road tankers. In the 1990's Kelso's origins were based on unique inventions that better served problematic safety issues in the transport of hazmat commodities by rail tank car. The Company's commercial business evolution began with the adoption of the Company's patented constant force Pressure Relief Valves during the surge in crude-by-rail ("CBR") shipments from 2012 to 2015.

Kelso Technologies Inc. Management Discussion and Analysis Three Months Ended September 30, 2024 (Expressed in US Dollars unless otherwise indicated)

The Company's products provide a rewarding economic value proposition for all rail tank car stakeholders. This value includes reliable high-quality equipment, industry-leading warranties, high service standards and short lead times for delivery. Over the past decade Kelso has been able to develop a niche in the marketplace for many of the Company's products. Key products include:

Rail and Road Transport Equipment

  Pressure Relief Valves
  Vacuum Relief Valves
  Bottom Outlet Valves (under AAR field service trials)
  Pressure Car Pressure Relief Valves (AAR approved - new market)
  Pressure Car Angle Valves (under AAR field service trials - new market)
  Top Ball Valves (under AAR field service trials)
  DOT 407 PRV/VRV for truck tankers (new market)
  One-bolt Manways and related equipment
  Emergency response equipment for hazmat first responders
  No spill locomotive fueling equipment
  Other specialty valves, parts, equipment and services

Potential Port Strike - Impact of International Longshoremen's Association (ILA) and United States Maritime Alliance (USMX) delayed master contract negotiations to January 15, 2025

The workers represented by the ILZ and USMX which represents terminal operators at the East/Gulf Coast ports had recently circumvented a pending strike action with a tentative deal. The workers reached an agreement on wages with the last major outstanding issue of "automation" negotiations deferred until January 15, 2025. Terminal operator management views automation as creating efficiencies while the union sees this as an existential threat to jobs.

There is risk this could potentially impact Kelso orders for year end 2024 and early 2025. Although there is an expected normal seasonal downturn at the end of the year, Kelso believes there will be a minor (if any) impact on those expected orders. One distinct advantage that Kelso has over other valve manufacturers is that Kelso valves are 100% made in the United States. There is no dependency on ordering in international components, which has potential upside to Kelso in early 2025 --if a strike prevents competitor parts from entering into the United States.

Rail Tank Car Market Indicators

The rail tank car market in North America is not considered a growth industry but rather a cyclical commodity market that is historically unpredictable. Kelso is focused on growing the rail business through the sales of a wider range of pressure relief valves, vacuum relief valves, ball valves, bottom outlet valves, manway equipment, angle valves, and other specialized equipment.

The Company will continue to develop new rail products that are anticipated to provide new financial growth opportunities. The Company's focus on core design objectives that are:

  To ensure public safety by mitigating the potential negative environmental impacts of non- accidental releases of hazardous materials in transit.
  To manage negative and positive pressure within the tank thereby reducing the risks of implosion or explosion ensuring the safe containment of hazardous materials while being loaded, transported and unloaded.
  To improve the customers' operating effectiveness, producing economic rewards with proven reliable equipment.
  To build reliable equipment featuring high-quality milled or Made in the USA cast parts, eliminating problematic imported cast parts that lead to complex expensive repairs for customers.
  To ensure that customers benefit with more profitable in-service time for tank cars.

Kelso Technologies Inc. Management Discussion and Analysis Three Months Ended September 30, 2024 (Expressed in US Dollars unless otherwise indicated)

The Company's working capital was $3,133,530 as at September 30, 2024 which includes $3,953,178 in inventories required for timely customers' deliveries. Capital resources derived from rail operations are expected to protect the Company's ability to conduct ongoing business operations for the foreseeable future.

Kelso will continue its efforts to strengthen its portfolio of rail tank car products with a number of active service field trials in process with the AAR for the Company's new standard profile ceramic ball bottom outlet valve, top ball valve, and angle valve. Kelso's pressure tank car PCH valve was recently approved for full commercial use, now adding to future sales growth opportunities.

Over the years the Company has grown a highly respected, quality brand and established new direct relationships with HAZMAT shippers. These interested stakeholders have directly helped design our new proprietary Angle Valves for the pressure car market and our Bottom Outlet Valves featuring unique ceramic technology advantages.

These new rail products should sell for higher unit values and are expected to grow our rail car revenue once AAR approvals are secured. Our specialized Angle Valves for the pressure car market have completed their service trial and are in the final stages of the full AAR approval process. The pressure car market fleet for the Company to service is currently in the range of 86,000 tank cars which has the potential to provide a significant growth opportunity in the near future. Our bottom outlet valves are going into full-service trials and may be able to generate minimal exceedance revenue from motivated customers.

There has been a renewed focus on repurposing or re-qualifying existing tank car fleets. This has presented Kelso with an opportunity to grow its revenues by being able to fully service the repair, retrofit and requalification activities through a broader range of "100% Made in the USA" technologies.

KXI™ Wildertec™ Heavy Duty Suspension System (KXI HD)

In 2017 Kelso through the Company's wholly owned subsidiary KIQ X Industries Inc. (KXI) began the development of a unique vehicle suspension system that provided new rapid response with off-road capabilities regardless of the climate or the severity of the terrain. After an initial strategic analysis, it was determined that KXI was not going to generate commercial revenue in the near future and the expenses for both facility and staff have been accordingly reduced. Kelso has undertaken a strategic review of the entire KXI HD system and will work towards a solution that unlocks shareholder value in 2025. KXI HD research and development operations are located in a facility in West Kelowna, British Columbia, Canada.

PRODUCTION FACILITIES

Kelso currently operates two rail equipment production and R&D facilities totaling 50,000 square feet in Bonham, Texas. The Company is fully qualified and certified to produce products for the railroad and other industries. The Company has been granted the required certifications including holding an AAR M1002 Class D Registration and AAR M1003 Quality Assurance System Certification for the Company's production facilities from the Association of American Railroads.

PUBLIC INFORMATION POLICY

The Company advises the public about the Company's business progress by way of quarterly and consolidated annual financial statements as well as MD&A reports for those periods. The Company will issue press releases announcing material events that affect the business health of the Company in accordance with the policies and guidelines of the Toronto Stock Exchange. The Company does not give investment advice to investors and does not respond to solicitations to discuss privileged information from the public in accordance with securities laws in Canada and the United States.

Further, Kelso does not provide forward-looking revenue projections to the public. Kelso is a product development enterprise and Management is unable to measure or determine the future financial impact related to new rail regulations, uncertain technology adoption strategies of customers, and the cyclical conditions surrounding the rail tank car industry. All of these factors are well beyond the control of Kelso.

Kelso Technologies Inc. Management Discussion and Analysis Three Months Ended September 30, 2024 (Expressed in US Dollars unless otherwise indicated)

RESULTS OF OPERATIONS

The financial results for the three months ended September 30, 2024 continue to represent the business development activities of a light industrial engineering organization. The corporate ambition is to build the Company's reputation of its brands and introduce new product innovations through the research, development and marketing of a diverse range of rail and automotive transportation technologies. The current macroeconomic environment of inflation, high interest rates, and supply chain problems have significantly affected the Company's financial performance as the traditional demand for rail tank car equipment remains depressed.

Kelso generates its revenues and working capital from the sales of equipment for service in the rail tank car industry. Sales performance for the three months ended September 30, 2024 decreased by 13% over the previous three months ended June 30, 2024. Though sales decreased, the Company maintained its gross margin of 44% demonstrating some stability in the business model; however, the Company's rail business activities remain unpredictable as the low production rates of the rail tank car producers continued to challenge the Company's operations in 2024. Combined with repair, retrofit and re-qualification operations, rail business activity is expected to be adequate enough to allow the continuation and eventual growth of the Company's rail operations based on the anticipated introduction of new products.

Revenues, corresponding expenses, financial performance and capital management during the three months ended September 30, 2024 reflected Kelso's continued ability to manage the Company's capital resources while navigating difficult market conditions. Financial results met the Company's expectations and reflected the revenues and related operational costs of marketing, producing and distributing the Company's proven line of rail tank equipment as well as key investments in new product development and production capability associated with a more diverse product mix in both rail and automotive markets in the future.

The Company's longer-term strategic plans require Kelso to make ongoing investments in production capabilities (including equipment, lease costs, training and qualifying human resources); railroad and automotive regulatory filings; liability insurance; marketing initiatives; independent lab testing and outsourced specialized industrial engineering services; new patent applications; regulatory public company administration processes in Canada and the United States; pre-sales production planning and tooling for the Company's growing portfolio of rail and automotive products. These costs are written off in the period when they occur and their impact is reflected in the reported financial performance of the Company in the period in which they were incurred.

For the three months ended September 30, 2024, the Company reported a net loss of $361,800 ($0.01 per share) against revenues of $2,523,282 compared to a net loss of $102,723 ($0.00 per share) against revenues of $3,138,137 for the three months ended September 30, 2023.

For the three months ended September 30, 2024, the Company incurred expenses of $1,472,721 on reported quarterly revenue of $2,523,282 versus prior quarter ending June 30, 2024 expenses of $1,894,967 on reported quarterly revenue of $1,894,967. Expenses for the three months ending September 30, 2024 represented 58% of the revenue for the quarter which was a quarter over quarter improvement from the three months ending June 30, 2024 where expenses represented 65% of the quarterly revenue. The Company will continue to focus on expense control measures while managing difficult market conditions.

Gross profit margin returns were $1,113,119 (44% of revenues) for the three months ended September 30, 2024 compared to $1,421,248 (45% of revenues) for the three months ended September 30, 2023. Margins do remain well above industry averages due to the maintenance of production effectiveness and efficiencies stemming from per order-based pricing models that reflect higher raw material cost factors.

Total operational expenses decreased slightly to $1,472,721 for the three months ended September 30, 2024 compared to $1,487,423 for the three months ended September 30, 2023. The new leadership is meticulously examining all expenditures with the intention of eliminating nonessential costs.

Kelso Technologies Inc. Management Discussion and Analysis Three Months Ended September 30, 2024 (Expressed in US Dollars unless otherwise indicated)

Management continues to administrate both the Company's rail operations and KIQ, with a refocus on longer-term business growth in the United States and improved capital markets exposure. This is reflected in the Company's investments in human resources, marketing, sales and production operations for the three months ended September 30, 2024. The Company recorded office and administrative costs of $567,115 (2023 - $527,846) and management compensation was $195,000 (2023 - $180,000). The increase in management fees was related to overlap in the transition of the management team during the period (press release dated July 09, 2024 and September 03, 2024). There was no accrual for contractual management performance bonuses for the three months ended September 30, 2024 as none was earned (2023 - $Nil). Management bonuses when earned are accrued by quarter and are paid based upon the audited year-end balance not later than May 15 of the following year.

Consulting fees for the three months ended September 30, 2024 were $171,848 (2023 - $138,096) and investor relations fees were $nil (2023 - $21,000). The increases in consulting fees were directly related to the increased use of independent experts undertaken by management for the strategic review underway, including by not limited to the entire KXI HD system and capital markets strategy analysis.

Accounting, audit and legal fees are cost components of the Company's corporate and product development strategies, arbitration costs, and the required administration functions of a publicly listed industrial company on a major stock exchange. Costs for these professional audit and legal services were $90,709 for the three months ended September 30, 2024 (2023 - $56,798). The cost includes ongoing US tax and audit requirements. Also included are the costs of complying with the rules and regulations of both the Toronto Stock Exchange and delisting from the NYSE American Exchange which involves the complexities of regulatory documentation and disclosures and Annual Information Form ("AIF") and Securities Exchange Commission documentation (20-F) compliance.

The Company's functional currency is US dollars but Kelso also holds various assets in Canadian dollars. The Canadian dollar has remained volatile in value against the US dollar therefore the Company has recorded a foreign exchange loss of $24,279 for the three months ended September 30, 2024.

The Company has recorded $Nil for income tax for the three months ended September 30, 2024 compared to an income tax expense of $13,500 for the three months ended September 30, 2023.

CRITICAL ACCOUNTING ESTIMATES

The preparation of consolidated financial statements in conformity with IFRS requires the Company's Management to undertake a number of judgments, estimates and assumptions that affect amounts reported in the consolidated financial statements and notes thereto. Actual amounts may ultimately differ from these estimates and assumptions. Management reviews the Company's estimates and underlying assumptions on an ongoing basis. Revisions are recognized in the period in which the estimates are revised and may impact future periods.

Information about estimates and assumptions that have the most significant effect on the recognition and measurement of assets, liabilities, income and expenses is provided below. Actual results may be substantially different.

(a) Impairment of long-lived assets

Long-lived assets consist of intangible assets and property, plant and equipment.

Determining the amount of impairment of intangible assets requires an estimation of the recoverable amount, which is defined as the higher of fair value less the cost of disposal or value in use. Many factors used in assessing recoverable amounts are outside of the control of Management and it is reasonably likely that assumptions and estimates will change from period to period.

(b) Useful lives of depreciable assets

The Company reviews the Company's estimate of the useful lives of depreciable assets at each reporting date, based on the expected utilization of the assets. Uncertainties in these estimates relate to technical obsolescence that may change the utilization of certain intangible assets and equipment.

Kelso Technologies Inc. Management Discussion and Analysis Three Months Ended September 30, 2024 (Expressed in US Dollars unless otherwise indicated)

(c) Inventories

The Company estimates the net realizable value of inventories, taking into account the most reliable evidence available at each reporting date. The future realization of these inventories may be affected by future technology or other market-driven changes that may reduce future selling prices. A change to these assumptions could impact the Company's inventory valuation and gross margins.

(d) Share-based expense

The Company grants share-based awards to certain officers, employees, directors and other eligible persons. The fair value of the equity-settled awards is determined at the date of the grant using the Black-Scholes option pricing model. Option pricing models require the input of highly subjective assumptions, including the expected volatility and expected life of the options. Changes in these assumptions can materially affect the fair value estimate, and therefore, the existing models do not necessarily provide a reliable measure of the fair value of the Company's stock options.

Restricted and deferred share units are measured using the fair value of the shares on the grant date.

(e) Allowance for credit losses

The Company provides for doubtful debts by analyzing the historical default experience and current information available about a customer's creditworthiness on an account-by-account basis. Uncertainty relates to the actual collectability of customer balances that can vary from the Company's estimation. As at September 30, 2024, the Company has not made an allowance for bad debts.

LIQUIDITY AND CAPITAL RESOURCES

As at September 30, 2024 the Company had cash on deposit in the amount of $410,416, accounts receivable of $1,124,535 prepaid expenses of $66,887 and inventory of $3,953,178 compared to cash on deposit in the amount of $1,433,838, accounts receivable of $1,065,411 prepaid expenses of $134,349 and inventory of $3,376,005 at December 31, 2023.

The Company had income tax payable of $68,024 at September 30, 2024 compared to $10,024 at December 31, 2023.

The working capital position of the Company as at September 30, 2024 was $3,153,530 compared to $5,026,580 as at December 31, 2023. Capital resources and operations are to be expected to continue the Company's ability to conduct ongoing business as planned for the foreseeable future.

Total assets of the Company were $9,620,226 as at September 30, 2024 compared to $9,703,271 as at December 31, 2023. Net assets of the Company were $7,114,767 as at September 30, 2024 compared to $8,720,248 as at December 31, 2023. The Company had no interest-bearing long-term liabilities or debt as at September 30, 2024 or December 31, 2023.

The Company's revenue was down 20% to $2,523,282 in Q3-2024 compared to $3,138,137 in Q3-2023. The third quarter of 2024 was a challenging period for the Company, marked by challenging market conditions related to tank car demand.

Management takes all necessary precautions to minimize risks, however additional risks could affect the future performance of the Company. Business risks are detailed in the Risks and Uncertainties section of this MD&A.

Kelso Technologies Inc. Management Discussion and Analysis Three Months Ended September 30, 2024 (Expressed in US Dollars unless otherwise indicated)

SELECTED QUARTERLY INFORMATION
	Sep 30, 2024	Jun 30, 2024	Mar 31, 2024	Dec 31, 2023

Revenues	$2,523,282	$2,891,591	$2,652,604	$3,069,359
Gross Profit	$1,113,199	$1,359,771	$1,109,826	$1,282,077
Expenses including non-cash items	$1,472,721	$1,894,967	$1,808,585	$1,483,993
Net income (loss) for the quarter	($361,800)	($544,927)	($698,759)	($201,916)
Basic earnings (loss) per share	($0.01)	($0.01)	($0.01)	($0.02)
Adjusted EBITDA (loss)	($297,751)	($234,217)	($158,616)	$16,663
Common shares outstanding	54,443,422	54,443,422	54,443,422	54,443,422

	Sep 30, 2023	Jun 30, 2023	Mar 31, 2023	Dec 31, 2022

Revenues	$3,138,137	$2,152,462	$2,459,958	$2,389,477
Gross Profit	$1,421,248	$792,554	$1,086,568	$1,042,642
Expenses including non-cash items	$1,487,422	$1,839,673	$1,873,245	$1,428,171
Net income (loss) for the quarter	($102,723)	($1,047,119)	($786,677)	($420,316)
Basic earnings (loss) per share	($0.00)	($0.02)	($0.01)	($0.00)
Adjusted EBITDA (loss)	$277,981	($608,513)	($531,618)	($335,682)
Common shares outstanding	54,320,086	54,320,086	54,320,086	54,320,086

SELECTED ANNUAL INFORMATION
		2023	2022	2021
Revenues		$10,819,916	$10,931,188	$7,425,707
Cost of goods sold		$6,237,469	$6,022,192	$4,229,215
Gross profit		$4,582,447	$4,908,996	$3,196,492
Expenses including non cash items		$5,878,723	$6,126,992	$6,254,981
Gains (losses) on other items		($635,135)	$28,610	$472,561
Income tax expense		$170,475	$166,031	$172,639
Net income (Loss) for the year		($2,101,886)	($1,355,417)	($2,758,567)
Number of common shares outstanding		54,443,422	54,320,086	54,320,086
Basic and diluted Loss per common share		($0.04)	($0.02)	($0.05)
Adjusted EBITDA (Loss)		($845,487)	($83,575)	($1,436,435)
Cash		$1,433,838	$2,712,446	$3,377,464
Working capital		$5,026,580	$7,000,568	$8,670,165
Total assets		$9,703,271	$12,147,143	$13,728,510
Shareholders' equity		$8,720,248	$10,781,672	$12,055,113

OFF BALANCE SHEET TRANSACTIONS

There are no off-balance sheet arrangements which could have a material effect on the current or future results of operations or on the financial condition of the Company.

Kelso Technologies Inc. Management Discussion and Analysis Three Months Ended September 30, 2024 (Expressed in US Dollars unless otherwise indicated)

CHANGES IN ACCOUNTING POLICIES INCLUDING INITIAL ADOPTION

The Company has performed an assessment of new standards issued by the IASB that are not yet effective. The Company has assessed that the impact of adopting these accounting standards on the Company's consolidated financial statements would not be significant.

FINANCIAL INSTRUMENTS

Financial instruments are agreements between two parties that result in promises to pay or receive cash or equity instruments. The carrying values of cash, accounts receivable and accounts payable and accrued liabilities approximate their fair values due to their short term to maturity. The Company has exposure to the following risks from the Company's use of financial instruments:

  Credit risk;
  Liquidity risk; and
  Market risk.

(a) Credit risk:

Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation. Cash is placed with a major Canadian financial institution and the Company's concentration of credit risk for cash and maximum exposure thereto is as at September 30, 2024 was $410,416 (December 31, 2023-$1,433,838).

With respect to its accounts receivable, the Company assesses the credit rating of all customers and maintains provisions for potential credit losses, and any such losses to date have been within management's expectations. The Company's credit risk with respect to Customer accounts receivable and maximum exposure thereto is $990,811 (2023 - $972,680).  The Company's concentration of credit risk for accounts receivable with respect to its significant customers is as follows: Customer A is $281,406 (2023 - $435,733), Customer B is $113,867 (2023 - $14,516), Customer C is $113,958 (2023 - $231,890) and Customer D is $73,381 (2023 - $45,635).  To reduce the credit risk of accounts receivable, the Company regularly reviews the collectability of accounts receivable to ensure there is no indication that these amounts will not be fully recovered.

(b) Liquidity risk:

Liquidity risk is the risk that the Company will be unable to meet the Company's financial obligations as they fall due. The Company's approach to managing liquidity risk is to ensure, as far as possible, that it will have sufficient liquid funds to meet the Company's liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company's reputation.

At September 30, 2024, the Company has $410,416 (2023 - $1,865,160) of cash to settle current liabilities of $2,421,487 (2023 - $1,131,296) consisting of the following:  accounts payable and accrued liabilities of $2,237,933 (2023 - $1,074,476), income tax payable of $68,024 (2023 - $22,524) the current portion of lease liability of $68,779 (2023 - $34,296) and RSU liability of $46,750 (2023 - $nil). All payables classified as current liabilities are due within a year. The amount of the Company's remaining undiscounted contractual maturities for the lease liabilities is approximately $152,752 (2023 - $16,636 due within one to three years).

Kelso Technologies Inc. Management Discussion and Analysis Three Months Ended September 30, 2024 (Expressed in US Dollars unless otherwise indicated)

(c) Market risk:

The significant market risks to which the Company is exposed are interest rate risk and currency risk.

(i) Interest rate risk:

Interest rate risk is the risk that the fair value or future cash flows will fluctuate as a result of changes in market interest rates. The Company's cash consists of cash held in bank accounts that earn interest at variable rates. Due to the short-term nature of this financial instrument, fluctuations in market rates of interest do not have a significant impact on the estimated fair value or future cash flows.

(ii) Currency risk:

The Company is exposed to currency risk to the extent expenditures incurred or funds received and balances maintained by the Company are denominated in Canadian dollars ("CAD"). The Company does not manage currency risk through hedging or other currency management tools.

As at September 30, 2024 and December 31, 2023, the Company had the following net monetary assets (liabilities) denominated in CAD (amounts presented in USD):

	September 30,	December 31,
	2024	2023
Cash	$13,039	$50,792
Accounts receivable	91,235	92,731
Accounts payable and accrued liabilities	(534,270)	(128,670)
	$(429,996)	$14,853

Based on the above, assuming all other variables remain constant, a 2% (2023 - 2%) weakening or strengthening of the USD against the CAD would result in approximately $8,600 (2023 - $297) foreign exchange loss or gain in the consolidated statements of operations and comprehensive loss.

(iii) Other price risk

Other price risk is the risk that the future cash flows of a financial instrument will fluctuate due to changes in market prices, other than those arising from interest rate risk or currency risk. The Company is not exposed to other price risk.

CAPITAL MANAGEMENT

The Company considers the Company's capital to be comprised of capital stock. The Company's objective in managing the Company's capital is to maintain the Company's ability to continue to operate as a going concern and to further develop the Company's business goals.

In order to facilitate the management of the Company's capital requirements, the Company prepares expenditure budgets that are updated as necessary depending on various factors, including successful capital deployment and general industry conditions. Management reviews the capital structure on a regular basis to ensure that strategic business objectives are met. There were no changes to the Company's approach to capital management during the three months ended September 30, 2024. There are no externally-imposed restrictions on the Company's capital.

Management is undertaking a comprehensive review of all operations and will be working towards implementing new capital management strategies to maximize cash flow performance. While the Company is mindful of the potential for a working capital shortfall if revenues do not meet expectations, the management team remains steadfast in its pursuit of growth. In order to sustain the Company's strategic initiatives, we are proactively exploring avenues for additional capital, which may include the issuance of securities or securing debt financing. This proactive approach underscores our commitment to the Company's long-term success.

Kelso Technologies Inc. Management Discussion and Analysis Three Months Ended September 30, 2024 (Expressed in US Dollars unless otherwise indicated)

DISCLOSURE CONTROLS AND PROCEDURES

The Company maintains appropriate information systems, procedures and controls to ensure that information used internally and disclosed externally is complete, accurate, reliable and timely. The disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed in the annual filings, interim filings or other reports filed under securities legislation is recorded, processed, summarized, and reported within the time periods specified in the securities legislation. Controls and procedures designed to ensure that information required to be disclosed is accumulated and communicated to Management, including the Company's certifying officers, as appropriate to allow timely decisions regarding required disclosure.

The Interim Chief Executive Officer and Chief Financial Officer of the Company have evaluated, or caused the evaluation of, under their direct supervision, the design effectiveness of the Company's disclosure controls and procedures (as defined in Regulation 52-109 - Certification of Disclosure in Issuer's Annual and Interim Filings) as at September 30, 2024 and have concluded that such disclosure controls and procedures were implemented effectively.

INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal controls over financial reporting ("ICFR") to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

Management has evaluated the design of the Company's ICFR as defined in Regulation 52-109 - Certification of Disclosure in Issuer's Annual and Interim Filings. The evaluation was based on the criteria established in the "Internal Control-Integrated Framework" issued by the Committee of Sponsoring Organizations (2013) ("COSO"). This evaluation was performed by the Interim Chief Executive Officer and Chief Financial Officer of the Company with the assistance of other Company management and staff to the extent deemed necessary. Based on this evaluation, the Interim Chief Executive Officer and Chief Financial Officer concluded that the ICFR were effectively designed as at March 31, 2024. Despite the Company's evaluation, Management does recognize that any controls and procedures, no matter how well designed and administrated, can only provide reasonable assurance and not absolute assurance of achieving the desired control objectives.

RISKS AND UNCERTAINTIES

The Company's business operations involve a number of known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results expressed or implied by forward-looking statements in this MD&A. The Company is diligent in minimizing exposure to business risk, but by the nature of the Company's activities and size, will always involve some risk. These risks are not always quantifiable due to their uncertain nature.

"The Company's products involve detailed proprietary and engineering knowledge and specific customer adoption criteria. If the Company is not able to effectively protect the Company's intellectual property or cater to specific customer adoption criteria, the Company's business may suffer a material negative impact and could fail."

The success of the Company will be dependent on the Company's ability to successfully develop; qualify under current industry regulations; and protect the Company's technologies by way of patents and trademarks.

The Company has obtained patents for the Company's external Constant Force Spring Pressure Relief Valves and a One-bolt Manway System, Vacuum Relief Valve and Bottom Outlet Valve. If the Company is unable to secure trademark and patent protection for the Company's intellectual property in the future, or that protection is inadequate for future products, the Company's business may be materially adversely affected.

Kelso Technologies Inc. Management Discussion and Analysis Three Months Ended September 30, 2024 (Expressed in US Dollars unless otherwise indicated)

Further, there is no assurance that the Company's railroad equipment products and other aspects of the Company's business do not or will not infringe upon patents, copyrights or other intellectual property rights held by third parties. Although the Company is not aware of any such claims, the Company may become subject to legal proceedings and claims from time to time relating to the intellectual property of others in the ordinary course of the Company's business. If the Company is found to have violated the intellectual property rights of others, the Company may be enjoined from using such intellectual property, and the Company may incur licensing fees or be forced to develop alternatives. In addition, the Company may incur substantial expenses and diversion of management time in defending against these third-party infringement claims, regardless of their merit. Successful infringement or licensing claims against the Company may result in substantial monetary liabilities, which may materially and adversely disrupt the Company's business.

"The Company is engaged in complex research and development activities where testing results may deem prospective products technologically or economically infeasible."

The Company invests in R&D activities that focus on the innovation of new products for rail/road tank cars. The primary purpose of these R&D investments is to advance and broaden the Company's portfolio of commercial products that can improve the growth of future financial performance of the Company. These R&D activities focus on a longer-term horizon and are not anticipated to generate immediate financial performance returns. Returns on investment on R&D are always uncertain and cannot be guaranteed. There is a risk that during the processes of R&D development that testing results may reveal that some or all products being developed are technologically or economically infeasible for market development and may be dropped.

"The Company may be unable to secure or maintain regulatory qualifications for the Company's products."

AAR has specific adoption criteria that must be met before the Company's products can be utilized by customers in the railroad industry. The Company has been successful in obtaining AAR approvals for the Company's key products; however, there is no guarantee that the Company's products will continue to meet AAR standards and adoption criteria as they evolve or that new products developed by the Company will receive AAR approval. In addition, certain customers may have specific adoption criteria beyond what is required by the AAR, and there is no guarantee that the Company will be able to cater to these specific adoption criteria. The Company's failure to meet AAR and customer adoption criteria could have a material negative impact on the Company's ability to obtain purchase orders and generate revenue.

"The Company may not have sufficient capital to meet increases in business demands and may be unable to sustain the Company's ability to grow the Company's operations as anticipated."

Although the Company had a positive working capital, the Company may, from time to time, face a working capital deficit. To maintain the Company's activities, the Company may require access to additional capital through the sale of securities or obtaining debt financing. There can be no assurance that the Company will be successful in obtaining such additional financing and failure to do so could result in the inability of the Company to develop new products; meet production schedules; execute delivery orders; and continue the Company's strategic operations.

"The Company has a limited history of earnings and may not be able to achieve the Company's growth objectives."

The Company has a limited history of sustained earnings. The Company is subject to all of the business risks and uncertainties associated with any business enterprise which is transitioning from product development to profitable operations, including the risk that the Company will not achieve the Company's growth objectives.

There is no assurance that the Company will be able to successfully complete the Company's business development plans or operate profitably over the short or long term. The Company is dependent upon the good faith and expertise of Management to identify, develop and operate commercially viable product lines. No assurance can be given that the Company's efforts will result in the development of additional commercially viable product lines or that the Company's current product lines will prove to be commercially viable in the long-term. If the Company's efforts are unsuccessful over a prolonged period of time, the Company may have insufficient working capital to continue to meet ongoing obligations and the Company's ability to obtain additional financing necessary to continue operations may also be adversely affected. Even if the Company is successful in developing one or more additional product lines, there is no assurance that these product lines or the Company's existing product lines will be profitable.

Kelso Technologies Inc. Management Discussion and Analysis Three Months Ended September 30, 2024 (Expressed in US Dollars unless otherwise indicated)

"New commercial markets for the Company's products may not develop as quickly as anticipated or at all."

Markets for the Company's products may not develop as quickly as anticipated, or at all, resulting in the Company being unable to meet the Company's revenue and production targets. This may have a material negative impact on the Company, particularly if the Company has incurred significant expenses to cater to increased market demand and such market demand does not materialize.

"Unforeseen competition could affect the Company's ability to grow revenues as projected."

Although the Company has patents, trademarks and other protections in place to protect the proprietary technology on which the Company's business is dependent, competitive products may be developed in the future. Competition could adversely affect the Company's ability to acquire additional market share or to maintain revenue at current and projected levels. While every effort is made to track current and future competitors, new entrants from outside the USA and Canada may be difficult to identify until market entry occurs.

"Customer orders that are placed may be cancelled or rescheduled."

Although the Company makes efforts to ensure customers are satisfied with the Company's products, there is a risk that customers may cancel purchase orders before they are filled. This may have a material negative impact on the Company, particularly if the Company has already ordered the component parts required to assemble the finished products for that order or if the Company has assembled the required finished products. The negative impact may be mitigated by the Company's ability to utilize the component parts and finished products to satisfy other purchase orders, but there is no guarantee that the Company will able to mitigate the risk of loss to the Company from cancelled orders in this manner.

"The Company is dependent on a small number of OEM customers."

Although Management is optimistic about the Company's future as a railway equipment supplier, the Company is dependent upon four major customers that comprise the rail tank car manufacturers for a significant portion of the Company's revenue. The Company does not have any formal agreements for long-term, large-scale purchase orders with these customers and only sells to them when purchase orders are received. The Company expects that this limited number of customers will continue to represent a substantial portion of the Company's sales for the foreseeable future. The loss of any of these customers could have a material negative impact upon the Company and the Company's results of operations.

"Current products may not perform as well as expected."

There is a risk that the Company's products may not perform as well as expected, which may result in customer complaints, returned products, product recalls and/or loss of repeat customer orders. Any one of these effects may have a material negative impact on the Company's ability to generate revenue and continue operations.

"There may be a shortage of parts and raw materials."

The Company currently has multiple suppliers in the United States for each of the component parts and raw materials required to assemble the Company's finished products. There is a potential risk that, from time to time, the Company could face a shortage of parts and raw materials in the future if the Company's suppliers are unable to support current or increased customer demand for the Company's products. This could have a material negative impact on the business development plans of the Company, the Company's revenues and continued operations.

Kelso Technologies Inc. Management Discussion and Analysis Three Months Ended September 30, 2024 (Expressed in US Dollars unless otherwise indicated)

"Production capacity may not be large enough to handle growth in market demand."

The Company's production facilities may not be large enough to handle growing market demand for the Company's products if market demand is above projected levels. The Company may not have sufficient capital to fund increased production at the Company's existing facilities or to add new production facilities, and even if the Company did have sufficient funds for these purposes, the turnaround time to increase production may not be fast enough to meet market demand. This may have a material negative impact on the Company's ability to maintain existing customers and expand the Company's customer base, and the Company's ability to generate revenue at current and projected levels.

."The Company's product development efforts may not result in new qualified commercial products."

The Company's ambition to design research and develop proprietary new products for the rail industry to successfully develop new markets for the Company's products in other industries, such as the trucking industry, may not result in commercially accepted products or applications. This may have a negative impact on the Company as the Company's current products may cease to be best-available technology and the Company may not have a replacement or alternative product offering. The Company's investment in new product research and development is written off in the period in which it is incurred to account for the unpredictable nature of R&D projects.

"The Company may face uninsurable or underinsured risks."

In the course of development and production of rail equipment products, certain risks, and in particular, destruction of production facilities by a natural disaster, acts of terrorism, acts of war or patent infringement may occur. It is not always possible to fully insure against such risks and the Company may decide not to take out insurance against such risks as a result of high premiums or other reasons. Should such liabilities arise, they could reduce or eliminate any future profitability and result in increasing costs and a decline in the value of the securities of the Company. Of the above-listed risks, only an act of war is truly uninsurable. The Company maintains commercial general liability insurance for claims up to $4,000,000 in aggregate and $1,000,000 per incident, as well as product liability insurance for claims up to $4,000,000 in aggregate and $1,000,000 per incident.

Although the Company believes that the insurance policies currently in place adequately insure the Company given the size of the Company's customer base and revenues from product sales, there is a risk that the Company's insurance coverage may not be sufficient to cover future products claims.

"Raw materials used by the Company for the production of the Company's products are subject to price fluctuations which could change profitability expectations."

Many of the materials used in the Company's products are common raw materials such as steel and rubber. These raw materials can be subject to significant price fluctuations. A steep rise in the price of such raw materials may have an adverse effect on the financial returns of the Company's products and could negatively impact the Company's operating results. As the Company does not have any purchase agreements with customers, the Company is able to mitigate the risks associated with price fluctuations in the Company's raw materials by adjusting the pricing of the Company's products per quoted purchase order. However, there is no guarantee that customers will continue to purchase the Company's products if prices are adjusted due to the fluctuation in the price of raw materials.

"The success of the Company's business depends substantially on the continuing efforts of the Company's senior executives, and the Company's business may be severely disrupted if the Company loses their services."

The future success of the Company heavily depends upon the continued services of the Company's senior executives and other key employees. In particular, the Company relies on the expertise and experience of the Company's Interim Chief Executive Officer and Chief Financial Officer and the Chief Operating Officers of Kelso Technologies Inc. and Kelso Technologies (USA) Inc. If one or more of the Company's senior executives were unable or unwilling to continue in their present positions, the Company might not be able to replace them easily or at all. If any of the Company's senior executives joins a competitor or forms a competing company, the Company may lose clients, suppliers, key professionals, technical know-how and staff members.

Kelso Technologies Inc. Management Discussion and Analysis Three Months Ended September 30, 2024 (Expressed in US Dollars unless otherwise indicated)

"International conflict and other geopolitical tensions and events, including war, military action, terrorism, trade disputes, worker strikes, and international responses thereto have historically led to, and may in the future lead to, uncertainty or volatility in the global supply chain and financial markets."

Currently, there are various factors that impact geopolitical risk and uncertainty, including but not limited to the elevated geopolitical risk exemplified by ongoing active conflicts in the Middle East, between Israel and Palestine, and in Europe, between Russia and Ukraine, as well as risks associated with China-Taiwan tensions. The imposition of strict economic sanctions by Canada, the United States, the European Union, the United Kingdom and others in response to such conflict may have a destabilizing effect on commodity prices, supply chain and global economies more broadly. Supply chain disruptions may adversely affect the business, financial condition, and results of operations for the Company. The extent and duration of international conflicts, geopolitical tensions and related international action cannot be accurately predicted, and the effects of such conflicts may magnify the impact of the other risks identified herein.

Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, then actual results may vary materially from those described on forward-looking statements.

RELATED PARTY TRANSACTIONS

The remuneration of the Company's directors and three members of key Management, being the Chief Executive Officer, Chief Financial Officer and Chief Operating Officer who have the authority and responsibility for planning, directing and controlling the activities of the Company, consist of the following amounts:

	September 30,	September 30,
	2024	2023
Management compensation	$555,000	$540,000
Directors' fees	38,750	114,250
	$593,750	$654,250

During the six months ended June 30, 2024, the Company paid consulting fees of $30,000 (2023 - $30,000) to a consulting company owned by the spouse of the previous Chief Executive Officer.  The consulting agreement has been terminated and there were no payments made during the third quarter of 2024.

DISCLOSURE OF OUTSTANDING SHARE DATA AS AT OCTOBER 16, 2024

1) Common shares issued and outstanding: 54,443,422

2) Share purchase options outstanding: 960,000

3) Share purchase warrants outstanding: Nil

4) Restricted share units outstanding: 915,814

Kelso Technologies Inc. Management Discussion and Analysis Three Months Ended September 30, 2024 (Expressed in US Dollars unless otherwise indicated)

SUBSEQUENT EVENTS

At the beginning of Q4-2024, Kelso's US subsidiary secured a line of credit amounting to $500,000 from Texas Capital Bank. This credit line is designated primarily for, but not limited to, supporting Kelso's US operations.

OUTLOOK

During the third quarter of 2024, Kelso continued to strengthen the portfolio of its rail products by closely monitoring those products near completion of the required AAR service trial period. The strategic focus is to obtain full AAR approvals in 2024 to complete our entire portfolio of rail pressure car products. This has been the Company's core branding ambition over the past fourteen years and it is expected in 2025.

The Company is undertaking a strategic reorganization with a focus on improving its financial outlook without impacting production capability. The Company has now reduced its workforce and R&D costs associated with the KXI entity and will continue its strategic review for KXI into 2025 to hopefully unlock additional value for shareholders. There is a shift toward rail pressure cars and the Company is completing the last stages of an AAR regulatory approved rail pressure car kit in 2024 to drive new sources of sales growth. The Company has fully developed production systems including supply chain, inventory levels, reliable costs, selling prices and predictable profitability that Management expects to remain stable in 2024.

The level of activity for tank car orders and deliveries puts the segment on track for the lower end of replacement demand for 2024 and 2025. The current forecast has 2024 tank car deliveries is approximately 8,400 units (FTR, 2024 Q3 Rail Equipment Outlook "FTR"), The published FTR rail car delivery forecast for 2025 is expected to remain approximately 8,000 units. The outlook in 2026 looks positive with FTR forecast of 9,350 units (+17% y/y) growing to 13,000 units (+39% y/y) in 2027. Despite current macroeconomic challenges the Company is in a good position to service all product orders from the rail tank car industry for the foreseeable future.

The Company is addressing previous challenges and restructuring to enhance profitability while pursuing strategic growth opportunities that leverage its competitive advantages in the rail industry. Our goal is to become the primary, high quality products featuring our 100% "Made in USA" product line fully servicing the rail tank car market.

Key to the development of the Company's rail revenue growth ambitions in 2025 is the full AAR approval of our pressure car package. This package sells at a much higher tank car unit value. Our specialized angle valves for the pressure car package have completed their service trial and are in the final stages of the full AAR approval process. The AAR approvals are the key milestone to establish new revenue growth from rail related products.

SUMMARY

The Company believes it is positioned for new value creation and anticipates further success in established rail markets. With no interest-bearing long-term debt and improved sales prospects from larger, diverse markets, Kelso can concentrate on enhancing its equity value through financial performance driven by a broader range of new proprietary products.

Kelso Technologies Inc.

Frank Busch,

Interim Chief Executive Officer